

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
dgoldman@gabelli.com
gmaldonado@gabelli.com

November 29, 2013

Mr. A. Brent King
General Counsel and Corporate Secretary
Tredegar Corporation
1100 Boulders Parkway
Richmond, VA 23225

Re: **Shareholder Proposal**

Dear Mr. King:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO"), a shareholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Tredegar Corporation ("Tredegar") include the proposal in its proxy statement for the 2014 Annual Meeting of Shareholders. GAMCO is proposing a resolution that urges the shareholders to vote to request that the Board of Directors redeem the rights issued pursuant to the Rights Agreement, dated as of June 30, 1999, and thereafter amended and restated on June 30, 2009 and November 18, 2013.

Currently, GAMCO beneficially owns approximately 3,823,265 shares of Tredegar's Common Stock. According to our information, this represents 11.84% of the outstanding Common Stock. Attached as Exhibit A are Amendments 7 through 9 to our Schedule 13D, dated May 30, 2012 through October 3, 2013. These schedules substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of Tredegar since prior to November 28, 2012. These and all other amendments to the Schedule 13D of GAMCO are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov.

I have enclosed a certification on behalf of GAMCO. It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the common stock from November 28, 2012 to the present. It also certifies that GAMCO intends to continue to hold beneficial ownership of such voting securities through the date on which Tredegar holds its 2014 annual meeting.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
dgoldman@gabelli.com
gmaldonado@gabelli.com

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me at (914) 921-7793.

Sincerely,

David Goldman
General Counsel

DG:gm

Enclosures

SHAREHOLDER PROPOSAL

RESOLVED: *that the shareholders of Tredegar Corporation (the "Company") request the Board of Directors redeem the rights issued pursuant to the Rights Agreement, dated as of June 30, 1999 and thereafter amended and restated on June 30, 2009 and November 18, 2013.*

SUPPORTING STATEMENT

As of June 30, 1999, the Board of Directors adopted a Rights Agreement and has since amended and restated such Rights Agreement. The Rights represent a corporate anti-takeover device, commonly known as a "poison pill." Absent Board intervention, the Rights are exercisable when a person or group acquires a beneficial interest in 20% or more of the outstanding common stock of the Company.

We oppose the use of Rights to prevent a potential bidder from effecting any merger or tender offer that is not approved by the Board of Directors. A poison pill stops a potential bidder from taking their offer directly to the shareholders even if an overwhelming majority would have accepted the offer. The potential bidder must instead negotiate with management, and a Board or management may sometimes have interests that conflict with interests of the shareholders. In effect, the pill allows a Board to arrogate to itself the sole right to determine what price a potential buyer must pay to acquire the entire company. The power of shareholders to accept an offer by a potential bidder provides an important check and balance on management and the Board in their stewardship of the shareholders' interests. We believe the shareholders should retain the right to decide for themselves what represents a fair price for their holdings.

WE URGE SHAREHOLDERS TO VOTE "FOR" THIS PROPOSAL.

AFFIDAVIT OF DAVID GOLDMAN

STATE OF NEW YORK   )
)   ss.:
COUNTY OF WESTCHESTER   )

David Goldman, being duly sworn, deposes and says:

1.   I am the General Counsel of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the shareholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Tredegar Corporation ("Tredegar") for Tredegar's 2014 Annual Meeting of Shareholders.

2.   GAMCO has been beneficial owner of at least 1% or $2000 in market value of the outstanding voting securities of Tredegar throughout the period since November 28, 2012. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which Tredegar's 2014 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.



David Goldman

Sworn to before me this
29th day of November 2013



Notary Public



GEORGE MALDONADO
Notary Public - State of New York
NO. 01MA6166667
Qualified in Westchester County
My Commission Expires 5-21-2015

Exhibit A.

Amendment numbers 7, 8, and 9 to Schedule 13D, filed on May 31, 2012, September 3, 2013, and October 3, 2013 respectively (complete filings available on EDGAR).